July 11, 2019

VIA EDGAR

Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Ms. Mara L. Ransom, Assistant Director;
Ms. Katherine Bagley, Staff Attorney

Re:
Central Puerto S.A.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 30, 2019
File No. 001-38376

Dear Ms. Ransom and Ms. Bagley:

By letter delivered June 27, 2019, the staff of the Office of Consumer Products (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 30, 2019 (the “Form 20-F”) by Central Puerto S.A. (“Central Puerto,” or the “Company”). The Company is submitting herewith via EDGAR responses to the Staff’s comments.

For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 20-F.

  Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
  Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

Item 3.D
Risk Factors
"Voting rights, and other rights, with respect to the ADSs . . .", page 29

1. We note your disclosure that "section 7.6 of the deposit agreement provides that each of the parties to the deposit agreement (including, without limitation, each holder and beneficial owner) waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding against us and/or the ADS Depositary." In future filings, please clearly disclose whether the jury trial waiver provision applies to claims under the U.S. federal securities laws. If the jury trial waiver provision does apply to claims under the U.S. federal securities laws, disclose, if true, that by agreeing to the provision, investors will not be deemed to have waived your or the depositary's compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, please provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision, as applicable.

Response: The Company acknowledges the Staff’s comment and undertakes to revise the disclosure in future filings to (i) clearly disclose that (x) the jury trial waiver provision applies to claims under the U.S. federal securities laws and (y) by agreeing to the provision, investors will not be deemed to have waived the Company or the depositary’s compliance with the federal securities laws and the rules and regulations promulgated thereunder, and (ii) provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision. Below is the text that we would propose to include as a new risk factor in future filings (subject to any applicable modifications) in response to the Staff’s request:

“ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action

Section 7.6 of the deposit agreement governing the ADSs representing our common shares provides that each of the parties to the deposit agreement (including, without limitation, each holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding against us and/or the ADS Depositary arising out of, or relating to, the deposit agreement, any ADR and any transactions contemplated therein (whether based on contract, tort, common law or otherwise), including any claims under U.S. federal securities laws. If this jury trial waiver provision is not permitted by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. If we or the ADS Depositary opposed a jury trial demand based on the waiver, the court would analyze whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by a federal court. However, based on past court decisions, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider a number of factors including whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly, intentionally, and voluntarily waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the ADS Depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the ADS Depositary. If a lawsuit is brought against us and/or the ADS Depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which could be conducted according to different procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the ADS Depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.”

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +54 11 4317-5000 or Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Fernando Roberto Bonnet
Fernando Roberto Bonnet
Chief Financial Officer

cc:
Jorge Rauber
Chief Executive Officer
Central Puerto S.A.

Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP